FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN - ZAE 000018123

UPDATE ON THE POSTING OF THE BEE CIRCULAR

Further to the announcement on 5 August 2010 regarding the proposed
Black Economic Empowerment transactions, shareholders are advised that the circular referred to therein will be posted on 11 October
2010.

Sandton
7 September 2010

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru.

Gold Fields also has an extensive growth pipeline with both
greenfields and near-mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of
78 million ounces and Mineral Resources of 281 million ounces. Gold
Fields is listed on JSE Limited (primary listing), the New York
Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in
Brussels (NYX) and the Swiss Exchange (SWX).

Gold Fields Limited
150 Helen Road
Sandown, Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel: +27 11 562 9700
Fax: +27 11 562 9838
www.goldfields.co.za

Enquiries

Investor Enquiries
Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
Email: willie.jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel: +27 11 562 9706
Mobile: +27 (0)83 309 6720
Email: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 (0)83 260 9279
Email: sven.lunsche@goldfields.co.za

Sponsor:

J.P. Morgan Equities limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 7 September 2010
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
                Relations and Corporate Affairs